UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM N8-A

                          NOTIFICATION OF REGISTRATION
     FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers un-der and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: Matthew 25 Fund, Inc.

Address of Principal Business Office
(No. & Street, City State, Zip Code):
1375 Anthony Wayne Dr.  Wayne, PA 19087

Telephone Number: 610-688-6839

Name and address of agent for service of process:
Mark Mulholland  605 Cloverly Ave.  Jenkintown, PA  19046

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES.




Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the regis-trant has caused this notification of registration to be duly signed on its be-half in the town of Wayne and state of Pennsylvania on the 5th day of December 1995.





                   (SEAL)

            MATTHEW 25 FUND, INC.


                                                          By: Bernard B. Klawans
                                                                       President

Attest:  Nancy W. Klawans
         Principal Financial and Accounting Officer